NMC Income Statement (Unaudited)	Exhibit A-5

December 31, 2003

Revenue	687,016,795

Labor & Employee Benefits	294,828,741
Employee & Travel Costs	6,118,769
Contracted/Third Party Exp	229,537,774
Consumption Goods	72,600,689
Utility/Maintenance Costs	298,673
Insurance	1,253,749
Depreciation	5,285,155
Dues & Subscriptions	46,867,470
Administrative Costs	28,558,027
Other Expenses	522,195
Partnership Tax	365,039
Costs	686,236,281

Other Income	38,408

Net Income/(Loss)	818,922